Writer’s Direct Dial: (212) 225-2234

      E-Mail: ggoldman@cgsh.com

December 23, 2005

BY EDGAR ELECTRONIC TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	iShares® GSCI® Commodity-Indexed Trust
iShares® GSCI® Commodity-Indexed Investing Pool LLC
Amendment No. 2 to Registration Statement on Form S-1
Registration No. 333-126810
Filed October 31, 2005

Ladies and Gentlemen:

On behalf of Barclays Global Investors International, Inc. (“BGI”), enclosed for filing is Amendment No. 3 to the above-captioned Registration Statement under the Securities Act of 1933, as amended, and BGI’s responses to the Staff’s comment letter dated November 28, 2005.

If you have any questions or require any further information with respect to the Registration Statement, or any matters relating to the filing, please do not hesitate to call me at (212) 225-2234 or Edward J. Rosen at (212) 225-2820.

Very truly yours,

/s/ Geoffrey B. Goldman
Geoffrey B. Goldman